SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2009

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

IR COPEL 12/09 - 10/27/2009

Copel's captive power market grew
by 2.2% until September of 2009

     The following analysis refers to Copel's power market performance consolidated until the September compared to the same period of 2008.

Copel Distribuição - Captive Market

The captive market consumed 14,970 GWh, 2.2% up, mainly due to the following factors:

     - Increase in the number of customers across all segments;

     - Growth of 2.3% and 3.7% in the average residential and commercial consumption, respectively;

     - Higher temperature variations in comparison to the previous year; and

     - Service sector growth.

     The residential segment consumed 4,220 GWh, 5.3% up, due to the reduction in the interest rates, resulting in cheaper credit for the acquisition of consumer durables and electronics goods, as well as the reduction in IPI (federal VAT) on white goods, which fueled purchases of these products. This segment represented 28.2% of Copel's captive market. In September 2009, Copel supplied power to 2,833,600 residential customers.

     The industrial segment consumed 4,915 GWh, 3.2% down, due to the decline in production for exports and the higher comparison base in 2008. This segment represented 32.8% of Copel's captive market. In September 2009, Copel supplied power to 66,078 captive industrial customers.

     The commercial segment consumed 3,097 GWh, 5.5% up, due, as in the residential segment, to the fall in the interest rates and the measures to combat the crisis and maintain domestic consumption, which resulted in demand picking up. The commercial segment represented 20.7% of Copel's captive market. In September 2009, Copel supplied power to 297,769 commercial customers.

     The rural segment consumed 1,259 GWh, 4.8% up, representing 8.4% of Copel's captive market. In September 2009, Copel supplied power to 347,516 rural customers.

     Other segments (public agencies, public lighting, public services, and own consumption) consumed 1,479 GWh, 4.1% up in the period. These segments represented 9.9% of Copel's captive market. In September 2009, Copel supplied Power to 47,938 customers in these segments.

     The following table shows the captive market for each consumption segment:

	Number of customers			Energy Sold (GWh)
	Sep/09	Sep/08%		9M09	9M08%
Residential	2,833,600	2,754,584	2.9	4,220	4,008	5.3
Industrial	66,078	61,903	6.7	4,915	5,077	(3.2)
Commercial	297,769	292,791	1.7	3,097	2,937	5.5
Rural	347,516	336,311	3.3	1,259	1,202	4.8
Other	47,938	46,341	3.4	1,479	1,421	4.1
Captive Market	3,592,901	3,491,930	2.9	14,970	14,645	2.2

Copel Distribution's Grid Market - TUSD

     Copel Distribuição's grid market, comprising the captive market, concessionaries and licensees (other utilities within the State of Paraná) and all free customers within the Company's concession area, declined 0.1% due to the decrease in power demand from free customers, as the following table shows:

	Number of customers/Agreements			Energy distributed (GWh)
	Sep/09	Sep/08%		9M09	9M08%
Captive Market	3,592,901	3,491,930	2.9	14,970	14,645	2.2
Concessionaires and licensees	4	3	33.3	390	373	4.5
Free customers (*)	22	24	(8.3)	2,200	2,555	(13.9)
Grid Market	3,592,927	3,491,957	2.9	17,560	17,573	(0.1)
* All free customers served by COPEL GET and other suppliers at the COPEL DIS concession area

Copel's consolidated Market

     The following table shows Copel's total energy sales through Copel Distribuição and Copel Geração e Transmissão:

	Number of customers/Agreements			Energy sold (GWh)
	Sep/09	Sep/08%		9M09	9M08%
Copel DIS
Captive Market	3,592,901	3,491,930	2.9	14,970	14,645	2.2
Concessionaires and licensees	4	3	33.3	390	373	4.5
CCEE	-	-	-	199	-	-
Total Copel DIS	3,592,905	3,491,933	2.9	15,559	15,018	3.6
Copel GET
CCEAR (1)	36	36	-	10,783	9,239	16.7
Ajustment Auction (ACR)	1	1	-	236	105	125.5
Free customers	12	14	(14.3)	803	896	(10.4)
Bilateral Agreements	2	2	-	778	2,595	(70.0)
CCEE	-	-	-	260	83	212.1
Total Copel GET	51	53	(3.8)	12,860	12,918	(0.5)
Total Copel Consolidated	3,592,956	3,491,986	2.9	28,419	27,936	1.7
(1) From the total energy sold in 9M09 and 9M08, 1,089 GWh and 914 GWh, respectively, w ere traded by Copel Distribuição
Note. Not considering the energy from MRE (Energy Realocation Mechanism)
CCEE: Electric Pow er Trade Chamber
CCEAR: Energy Purchase Agreements in the Regultade Market

Curitiba, October 27, 2009

Sincerely,
Paulo Roberto Trompczynski
CFO and Investor Relations Officer

For additional information, please contact Copel's Investor Relations team:
ri@copel.com or (55-41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2009

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.